UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-18859

SONIC CORP.

(Exact name of registrant as specified in its charter)

Delaware	73-1371046
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

300 Johnny Bench Drive

Oklahoma City, Oklahoma 73104

Tel: (405) 225-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

* On December 7, 2018, pursuant to the Agreement and Plan of Merger, dated as of September 24, 2018, among Sonic Corp. (the “Company”), Inspire Brands, Inc. (“Parent”) and SSK Merger Sub, Inc. (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 17, 2018

SONIC CORP.

By:	/s/ Paige S. Bass
Name:	Paige S. Bass
Title:	Senior Vice President, General Counsel and Assistant Corporate Secretary